FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the month of January

Annual Filing Form 28 - Securities Act (Ontario)

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F __X__

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

TEMBEC INDUSTRIES INC.
Annual Filing of Reporting Issuer
Form 28 - Securities Act (Ontario)

  Name of Reporting Issuer

  Tembec Industries Inc. (the "Corporation").

  Jurisdiction Under Which Incorporated, Organized or Continued

  The Corporation was formed under the Business Corporation Act (Ontario) on August 29, 1995, by the amalgamation of Malette Inc. and Tembec Finance Corp and continued under the Canada Business Corporations Act on February 18, 1999 under the name of "Tembec Industries Inc.". The Corporation amalgamated with Crestbrook Forest Industries Ltd. on October 1, 2000 and with Pine Falls Company Limited on September 30, 2001.

  Financial Year End

  Last Saturday of the month of September.

  Voting Securities and Principal Holders of Voting Securities

  As at September 28, 2002, there were outstanding 536,807,704  Class A shares of the Corporation, all of which were held by Tembec Investments Inc., a wholly-owned subsidiary of Tembec Inc. ("Tembec"). The Class A shares of the Corporation are the only voting securities in the capital of the Corporation.

  Directors

  As at January 23, 2003, the following persons were directors of the Corporation:

  CLAUDE BOIVIN, Montréal, Québec. Mr. Boivin is the former President and Chief Operating Officer of Hydro-Québec and has been a director of the Corporation since 1998 and serves as a member of its Corporate Governance, Audit and Human Resources Committees. Mr. Boivin also serves as a director of CGI Group Inc., Héroux-Devtek Inc., Groupe Laperrière & Verreault Inc. and of Boralex Power Income Fund.

  JAMES E. BRUMM, New York, New York. Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation and has been a director of the Corporation since April 1999 and serves as a member of its Audit Committee, Pension Fund Advisory Committee and its Human Resources Committee. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 - 2002 and is a Director of Brunei LNG S.B. He is a member of the Board of Visitors of Columbia Law School, of the Steering Committee of the Rule of Law Council of the Lawyers Committee for Human Rights and a Vice President of the board of the Sanctuary for Families. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden and the Corporate Advisory Council of Earthwatch.

  FRANK A. DOTTORI, O.C., Témiscaming, Québec. Mr. Dottori is the President and Chief Executive Officer of the Corporation, has been a director of the Corporation since 1995 and serves as a member of its Environmental Committee. Mr. Dottori is a former Chairman of the Canadian Pulp and Paper Association as well as of the Forest Engineering Research Institute of Canada and former Vice-Chairman of the Pulp and Paper Research Institute of Canada as well as former co-chair of the Forest Sector Advisory Committee to the Government of Canada. He is a director of Bell Nordiq Group Inc. and co-chair of the Free Trade Lumber Council.

  JACQUES J. GIASSON, Montréal, Québec. M. Giasson is the Chairman and Chief Executive Officer of Groulx-Robertson Ltd. and has been Chairman and a director of the Corporation since February 1999 and chairs its Corporate Governance and its Human Resources committees as well as serving as a member of its Audit, its Environmental and its Pension Fund Advisory committees. Mr. Giasson is also Chairman of Uniboard Canada Inc. and chairs its Executive, its Human Resources and its Environmental committees in addition to serving as a member of its Audit Committee. He is a former director of ABN Amro Bank of Canada and former Chairman of its Conduct Committee. Mr. Giasson is past President and Chief Executive Officer of St. Lawrence Cement Inc. and past Chairman of the board and of the Executive Committee of Sidbec-Dosco Inc. Mr. Giasson has served on the board of a number of Canadian companies. He is also a life governor of the Foundation of UQAM, past governor of Les Jeunes Entreprises du Québec and past director of the World Wildlife Fund Canada.

  PIERRE GOYETTE, Outremont, Québec. M. Goyette has been a director of the Corporation since February 1999 and chairs its Audit Committee as well as serving as a member of its Corporate Governance Committee. Mr. Goyette is also a director of Groupe Alimentaire St-Hubert Inc, Avel-TECH Inc. and is Chairman of the Montreal World Film Festival.

  GORDON S. LACKENBAUER, Calgary, Alberta. Mr. Lackenbauer is Deputy Chairman of BMO Nesbitt Burns and has been a director of the Corporation since February 1999 and serves as a member of its Corporate Governance Committee.

  BERNARD LAMARRE, O.C., O.Q., Montréal, Québec. Mr. Lamarre is the Chairman of Bellechasse Santé Inc. and has been a director of the Corporation since February 1999 and chairs its Environmental Committee. Mr. Lamarre is also Chairman of the Société du Vieux Port de Montréal, of the Société de la Faune et des Parcs du Québec, of École polytechnique de Montréal, and of FRE Composites Inc., a director of Université de Montréal, Leroux Steel Inc., Microcell Inc., Capital International CDPQ, and is Chairman of the Montréal Fine Arts Museum.

  MARY THERESA McLEOD, Toronto, Ontario. Ms. McLeod is a director of the Corporation since January 23, 2003 and serves as a member of its Audit Committee. She is the founder and president of McLeod Capital Corporation, a financial and regulatory consulting firm established in January 1997. Prior thereto, Ms. McLeod held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. Ms. McLeod is a part-time member of the Ontario Securities Commission and chairs its Nominating and Corporate Governance committee. She is also a director of B Split Corp, Epcor Utilities Inc., Ontario Superbuild Corporation and Telco Split Corp. Ms. McLeod is a Chartered Financial Analyst and earned her B.A. from the University of Ottawa in 1972, and her MBA from the University of Western Ontario in 1976.

  The Hon. ROBERT K. RAE, O.C., P.C., Q.C., Toronto, Ontario. Mr. Rae is a partner of Goodmans LLP and has been a director of the Corporation since February 1999, chairs its Pension Fund Advisory Committee and serves as a member of its Human Resources and Corporate Governance committees. Mr. Rae, former Premier of the Province of Ontario, is a board member of Hydro One, Trojan Technology, and Niigon Technology and is the Chairman of Invesprint Corporation. He also serves as Chairman of the Forum of Federations, the Institute for Research in Public Policy , the Royal Conservatory of Music and the Toronto Symphony Orchestra. He is a director of the Canadian Ditchley Foundation, national spokesperson for the Leukemia Research Fund, a trustee of the University Health Network and also a member of the International Council of the Asia Society. He is also a member of the Internal Trade Disputes Panel.

  LUC ROSSIGNOL, Témiscaming, Québec. Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Corporation in January 2000.

  GUYLAINE SAUCIER, O.C., Montréal, Québec. Ms. Saucier has been a director of the Corporation since February 1999 and serves as a member of its Audit Committee and its Pension Fund Advisory Committee. Ms. Saucier is also a director of AXA Boréal Insurance Company, Petro-Canada, Bank of Montreal and Nortel Networks. Ms. Saucier is the former Chair of the board of directors of the Canadian Broadcasting Corporation, of the Canadian Institute of Chartered Accountants and of the Joint Committee on Corporate Governance.

  FRANÇOIS TREMBLAY, Montréal, Québec. Mr. Tremblay is a partner of Cain Lamarre Casgrain Wells and has been a director of the Corporation since February 1999 and serves as a member of its Environmental Committee.

  The directors of the Corporation are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

  Executive Compensation

  The Corporation Compensation Program

  The Corporation's general philosophy is to pay for performance at all levels of the Corporation. As a consequence, the Corporation's total compensation for management employees is based on the achievement of certain objectives, which include increasing shareholder value.

  Specifically, the objectives of the Corporation's total compensation program are as follows:

    to encourage employees to support defined corporate principles, objectives and priorities;

    to encourage employees to become shareholders of Tembec;

    to motivate and reward employees who contribute to increase shareholder value; and

    to retain key employees.

    Report on Executive and other Compensation

    The Human Resources Committee (the "Committee") oversees compensation for the executives and managers of the Corporation. The Committee is composed of four members of the board of directors. Mr. Jacques J. Giasson, Chairman of the Committee and also Chairman of the board, as well as Messrs. Claude Boivin, James E. Brumm and Robert K. Rae. The members of the Committee are neither employees nor former employees of the Corporation. The Committee may invite the Chief Executive Officer and the Vice-President Human Resources to attend meetings to provide advice and consultation as required.

    The Committee oversees the application of the policies, plans and compensation for all employees. The Committee makes recommendations to the board of directors of the Corporation on all aspects of compensation payable to employees up to and including the Chief Executive Officer and approves compensation levels and grants for senior officers.

    Compensation - Unionized Employees

    The majority of the Corporation's employees are covered under contractual agreements with unions representing the employees. The agreements define rates of pay for specific responsibilities as well as fringe benefits. The Corporation encourages flexibility and commitment, and in return, where applicable, provides enhanced job security, performance based incentive programs, and the Corporation's Profit Sharing Plan. The Corporation also encourages employees to become shareholders of Tembec via its Employee Stock Purchase Plan.

    Compensation - Non-Unionized/Management Employees and Executives

    The majority of the Corporation's non-unionized employees are paid a base salary plus an annual performance bonus determined by meeting objectives set out under the Corporation's Short Term Incentive Plan (the "STIP").

    Executives and key employees may also participate in the Corporation's Long Term Incentive Plan (the "LTIP"). The LTIP is geared to reward employees if the Corporation's relative financial performance exceeds the performance of a group of predetermined forest industry companies.

    Base Salary

    The base salary midpoint is set at 95% of the applicable All Industrial Average (the "AIA") for similar positions of responsibility as determined from time to time by various surveys conducted by independent professional compensation consultants. Annual salaries are then adjusted on the basis of the individual's performance, experience and position relative to peers in the Corporation. Salaries scales vary from 80% to 120% of the above mid-point.

    The salary of employees who do not qualify under the Corporation's incentive plans is set at the applicable median for total compensation and adjusted as noted above.

    Short Term Incentive Plan

    The STIP is designed to relate a portion of the individual's compensation to the Corporation's performance via an objective-based incentive program. The participants are compensated on corporate, business unit and individual objectives. The bonus potential available for each position is expressed as a percentage of salary midpoint (the "SM") and varies according to the position of the individual, with the maximum potential being 80% of SM for the Chief Executive Officer and certain senior executives and ranging down to 30% of SM for front-line supervision level. Satisfactory performance of the individual should result in an annual STIP pay-out equivalent to 50% of the maximum potential.

    Ad Hoc Bonus Program

    An amount is set aside each year, as determined by the Committee upon recommendation of the Chief Executive Officer and Senior Executives, to recognize special efforts, accomplishments or performance that are not part of specific annual objectives. The intent is to support and encourage the Corporation's entrepreneurial spirit.

    Long Term Incentive Plan

    The LTIP, recently amended by the board of directors, is designed to:

    align the interests of key employees with those of shareholders of Tembec by participation in a stock purchase scheme and through the granting of options of Tembec (the "Options") in order to ensure that key employees own at least 50% of their salary in shares of Tembec (the "Shares") on an ongoing basis;

    reward key employees if the Corporation's relative performance is superior to its competition; and

    retain key employees.

Participants in the LTIP are granted under the stock purchase scheme an annual entitlement to purchase Shares determined by dividing the individual's base salary by the market value of the Shares times a factor applicable to the position. The factor ranges from 0.50 for the Chief Executive Officer, down to 0.10 depending on the level of the position. On the date of the grant of the entitlement, a key employee is awarded Options to purchase that number of Shares which is equal to the entitlement divided by the market price of the Shares multiplied by two. The Committee may award additional Options.

Key employees who commit to purchase Shares under an annual entitlement will receive a participating award and a participating bonus and will be eligible to receive a long-term bonus (the "Long-Term Bonus"). The participating award is equal to 25% of the subscription amount committed to by the key employee and will be used by the trustee to purchase Shares under the stock purchase scheme on behalf of the key employee. The participating bonus is a cash bonus paid to the key employee equal to 25% of the subscription amount committed to by the key employee.

The Long Term Bonus is designed to reward key employees if the Corporation outperforms a designated sample of its peers over three four-year cycles:

Cycle 1: a four-year period running from the beginning of the fiscal year in which a commitment to a subscription under the stock purchase scheme was made;

Cycle 2: a four-year period running from the beginning of the 2nd fiscal year following the fiscal year in which a commitment to a subscription under the stock purchase scheme was made; and

Cycle 3: a four-year period running from the beginning of the 3rd fiscal year following the fiscal year in which a commitment to a subscription under the stock purchase scheme was made.

A third of the Long Term Bonus can be earned in Cycle 1, a maximum cumulative amount of 67% in Cycle 2, and a maximum cumulative amount of 100% at the end of Cycle 3. The proportion of the bonus paid is based on the Corporation's relative average return on capital employed (ROCE) performance against the above pre-selected group of peers.

The bonus hurdles are as follows:

<50	percentile	0% of bonus applicable
50-74	percentile	50% of bonus applicable
75-89	percentile	75% of bonus applicable
90-100	percentile	100% of bonus applicable

The Long Term Bonus is equivalent to the participant's investment in Shares purchased pursuant to the stock purchase scheme (on an after-tax basis) under the LTIP, provided that the Shares are held during the period in question. The Committee may change the peer group or the performance measure when grants are awarded to reflect evolving market dynamics.

Shares under the stock purchase scheme are purchased by a trustee on behalf of key employees on the market. Key employees who fail to subscribe for the full amount of an annual entitlement will lose a pro rata portion of the Options granted and the Long Term Bonus.

On December 12, 2002, the board of directors amended the LTIP to (i) introduce the stock purchase scheme described above, (ii) eliminate any financial assistance to key employees, (iii) eliminate the grant of rights, and (iv) consolidate the Shares previously reserved for issuance pursuant to the exercise of rights and options so that all such shares are currently reserved for issuance pursuant to the exercise of Options.

CEO Compensation

Mr. Frank A. Dottori currently receives an annual base salary of $840,000 as President and Chief Executive Officer of the Corporation. The Committee has decided to maintain Mr. Dottori's base salary at the same level for the coming year. With respect to his total compensation for fiscal 2002, Mr. Dottori earned a bonus of $262,187 under the STIP (representing 41.7% of his bonus potential under such plan or 31.2% of his 2002 base salary) and the Committee awarded him an ad hoc bonus of $115,000 to recognize his ability to sustainably lead the Corporation and its group of executives in the areas of strategic growth, cost reduction, margin improvement and employee development.

Mr. Dottori's total compensation package for Fiscal 2002 places him at the P50 reference of Hay Total Compensation Design for AIA.

The Chief Executive Officer of the Corporation is required to own a minimum amount of common shares of Tembec equivalent to 50% of his or her base salary or to acquire such amount of common shares of Tembec within two years after he or she has been appointed as Chief Executive Officer.

Submitted by the Human Resources Committee:

Jacques J. Giasson	Claude Boivin	Robert K. Rae	James E. Brumm

Executive Compensation

The following summary compensation table shows certain compensation components earned under the above programs by the President and Chief Executive Officer and the four other most highly-compensated executive officers of the Corporation (the "Named Executive Officers") for services rendered during the financial years ended September 28, 2002, September 29, 2001 and September 30, 2000. This information includes the dollar value of base salaries and bonus awards, the number of Shares covered by Options, and certain other compensation.

SUMMARY COMPENSATION TABLE
Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other annual Compensation ($)(1)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)(2)(3)
Frank A. Dottori President and Chief Executive Officer	2002 2001 2000	840,000 817,500 711,250	377,187 443,474 508,000	101,532 67,235 68,209	80,000 14,000 100,000	- - -	- 225,907 -	24,750 20,875 4,500
Terrence P. Kavanagh Executive V.-P. President, Pulp Group	2002 2001 2000	350,000 343,750 308,750	255,033 215,155 296,954	21,681 34,503 27,557	17,000 16,500 10,800	- - -	23,313 98,376 -	6,000 6,000 4,500
Denis Turcotte(4) Executive V.-P. Strategy and Corporate Development, President, Publishing Papers and Newsprint	2002 2001 2000	300,000 300,000 285,417	67,844 216,385 159,803	16,935 23,958 20,358	14,000 15,000 10,000	- - -	18,776 18,224 -	6,000 6,000 4,500
Fred LeClair Executive V.-P. President, Forest Products	2002 2001 2000	300,000 293,750 229,167	169,422 198,453 99,395	5,633 5,757 2,096	14,000 4,500 -	- - -	- - -	13,500 13,500 13,500
Michel Dumas Executive Vice President - Finance and Chief Financial Officer	2002 2001 2000	300,000 287,500 237,500	210,351 191,729 212,757	8,662 11,172 5,562	14,000 12,000 8,000	- - -	15,019 14,850 -	12,250 10,583 4,500

  Amounts shown in this column include the taxable benefit from loans by the Corporation which were granted for relocation purposes and/or for the purchase of Shares and the benefit from the exercise of Options and/or the sale of Shares related to such Options.

  Amounts shown in this column include the Corporation's contribution under the Employee Stock Purchase Plan. The executive officers of the Corporation participate in this plan on the same basis as all other employees of the Corporation. Under this plan, employees can purchase common shares of Tembec up to 10% of their base salary or wage. The Corporation contributes 25% of the amount invested by the employee if the common shares of Tembec are held for a minimum period of time. Purchases of common shares of Tembec under this plan occur on the open market.

  Amounts shown in this column also include the Corporation's contributions under the defined contribution pension plan which were for all the Named Executive Officers.

  Mr. Turcotte's employment with the Corporation terminated on September 30, 2002.

OPTION GRANTS DURING
THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Option on the Date of Grant ($/Security)	Expiration Date
Frank A. Dottori	80,000	31.30	10.53	10.53	Nov. 14, 2011
Terrence P. Kavanagh	17,000	6.65	10.53	10.53	Nov. 14, 2011
Denis Turcotte	14,000	5.48	10.53	10.53	Nov. 14, 2011
Fred LeClair	14,000	5.48	10.53	10.53	Nov. 14, 2011
Michel Dumas	14,000	5.48	10.53	10.53	Nov. 14, 2011

The following table summarizes for each of the Named Executive Officers the number of Options exercised in the financial year ended September 28, 2002, the aggregate value realized upon exercise and the total number of unexercised Options held at September 28, 2002. The value realized upon exercise is the difference between the fair market value of the Shares on the exercise date and the exercise or base price of the Options. The value of unexercised in-the-money Options at financial year-end is the difference between its exercise price and the market value of the Shares on September 28, 2002, which is $9.99 per Share. These Options have not been and, in some cases, may not be exercised. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES
	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/Unexercisable
Frank A. Dottori	-	-	640,000/154,000	110,700/24,800
Terrence P. Kavanagh	-	-	170,720/35,580	130,750/0
Denis Turcotte	-	-	68,000/31,000	0/0
Fred LeClair	-	-	4,000/24,500	0/0
Michel Dumas	-	-	64,400/27,600	0/0

Retirement Plans

Retirement Plans - Unionized employees

The purpose of retirement plans is to provide an adequate income replacement upon retirement. The Corporation provides certain benefits through basic pension plans. The basic plans for unionized employees will vary from defined benefit plans to defined contribution plans to registered retirement savings plans ("RRSP"), as negotiated in the various labour agreements.

Retirement Plans - Non-Unionized/Management Employees and Executives

The Corporation provides certain benefits through basic pension plans, as well as supplemental pension benefits for certain individuals.

Base Plan

Since January 1, 2000, the basic retirement plan (the "Retirement Plan (Base Plan)") for non-unionized/management employees and executives is a defined contribution plan which provides for a Corporation contribution of 6% of the employee's base salary and bonus (STIP only). Individual accounts are set up for each employee who can direct their investments amongst a selection of mutual funds and a 5-year guaranteed investment contract (GIC). A group RRSP is also available to allow employees to save additional amounts for their retirement.

Earnings under the Retirement Plan (Base Plan) are limited to $100,000 for executives participating in the Corporation's supplementary pension plan. The cap of $100,000 in the Retirement Plan (Base Plan) for Mr. Dottori and Mr. Kavanagh was introduced in 1990.

Supplementary Pension Plan

A supplementary pension plan (the "Supplementary Pension Plan") is in place for the executives who participated in this plan prior to January 1, 2000. The Supplementary Pension Plan provides coverage for earnings in excess of $100,000 per year. The benefit of the Supplementary Pension Plan is fixed at 1.6% of the average of the best consecutive five years of earnings (base salary plus bonus earned) of the last ten years, multiplied by the years of credited service in excess of the base salary as defined in the Retirement Plan (Base Plan) above.

The following table shows the estimated combined annual benefits payable to participants under the Retirement Plan (Base Plan) and the Supplementary Pension Plan upon retirement after a certain number of credited years of service.

PENSION PLAN TABLE
	Years of Service(1)
Remuneration ($)	15	20	25	30	35
Base Plan
$100,000+	$15,000	$20,000	$25,000	$30,000	$35,000
Supplementary Plan
$150,000	$12,000	$16,000	$20,000	$24,000	$28,000
$175,000	$18,000	$24,000	$30,000	$36,000	$42,000
$200,000	$24,000	$32,000	$40,000	$48,000	$56,000
$250,000	$36,000	$48,000	$60,000	$72,000	$84,000
$300,000	$48,000	$64,000	$80,000	$96,000	$112,000
$400,000	$72,000	$96,000	$120,000	$144,000	$168,000
$500,000	$96,000	$128,000	$160,000	$192,000	$224,000
$600,000	$120,000	$160,000	$200,000	$240,000	$280,000
$700,000	$144,000	$192,000	$240,000	$288,000	$336,000
$800,000	$168,000	$224,000	$280,000	$336,000	$392,000
$900,000	$192,000	$256,000	$320,000	$384,000	$448,000
$1,000,000	$216,000	$288,000	$360,000	$432,000	$504,000
$1,100,000	$240,000	$320,000	$400,000	$480,000	$560,000
$1,200,000	$264,000	$352,000	$440,000	$528,000	$616,000
$1,300,000	$288,000	$384,000	$480,000	$576,000	$672,000
$1,400,000	$312,000	$416,000	$520,000	$624,000	$728,000
$1,500,000	$336,000	$448,000	$560,000	$672,000	$784,000

(1) Under the Retirement Plan (Base Plan) and the Supplementary Pension Plan, the following Named Executive Officers have earned the following number of credited years of service at September 28, 2002:
	Supplementary Plan Years	Basic Plan Years
F.A. Dottori	30.9	26.1
T.P. Kavanagh	28.2	25.4
D. Turcotte*	11.4	8.6
F. Leclair	0.0	0.0
M. Dumas*	17.1	14.3

* Messrs. Turcotte's and Dumas' services include years with a subsidiary of the Corporation in a similar plan.
  Indebtedness of Directors, Executive Officers and Senior Officers

  The aggregate indebtedness to the Corporation as at November 18, 2002 of all senior officers, executive officers, directors and former senior officers, executive officers and directors entered into regarding the purchase of securities of Tembec, excluding routine indebtedness (as defined under applicable securities laws) was $5,349,784.

  TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
  SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS
Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002 ($)	Amount Outstanding as at Nov. 18, 2002 ($)	Financially Assisted Securities Purchases During 2002	Security for Indebtedness
Frank A. Dottori President & Chief Executive Officer	Lender	3,007,963	2,973,706	40,000	307,000 shares
Michel Dumas Executive Vice President - Finance and Chief Financial Officer	Lender	275,710	275,710	7,000	21,000 shares
Charles Gagnon V.-P., Corporate Relations	Lender	103,535	102,393	2,000	7,950 shares
Claude Imbeau V.-P., General Counsel and Secretary	Lender	55,400	55,400	2,500	5,250 shares
Terrence P. Kavanagh Executive V.-P., President, Pulp Group	Lender	474,154	462,735	8,500	38,150 shares
Gerry Kutney V.-P. and General Manager, Chemical Products Group	Lender	131,735	131,735	2,500	10,750 shares
Fred LeClair Executive V.-P., President Forest Products Group	Lender	182,535	182,535	7,000	14,250 shares
James Lopez Executive V.-P., Forest Resources Management Group	Lender	264,698	258,989	4,500	23,900 shares
Stephen Norris Treasurer	Lender	57,967	57,967	1,500	4,925 shares
Yves Ouellet V.-P., Human Resources	Lender	90,729	90,729	2,500	7,450 shares
Mahendra A. Patel V.-P., Engineering, Purchasing and Logistics	Lender	197,490	191,781	3,000	20,250 shares
Jacques Rochon V.-P., Information Technology	Lender	52,965	52,965	-	3,750 shares
Jacques Rocray V.-P., Environment	Lender	106,745	105,831	2,500	8,250 shares
Jean-Louis Tétrault V.-P., Admin. And Legal Affairs	Lender	153,830	153,830	3,000	17,000 shares
Richard Tremblay Corporate Controller	Lender	139,148	131,098	1,500	12,175 shares
Denis Turcotte Executive V.-P., Corporate Development and Strategy President, Publishing Papers and Newsprint	Lender	326,210	-	7,000	-
Mel Zangwill Senior V.-P., President, Paperboard Group	Lender	122,380	122,380	6,000	11,000 shares

  Interest of Insiders in Material Transactions

  Non applicable.

  Auditor of the Reporting Issuer

  The Corporation's auditors are KPMG.

  Management Contracts

  No management functions of the Corporation or any subsidiary of the Corporation are performed to any substantial degree by a person or Corporation other than the directors or senior officers of the Corporation.

January 23, 2003.

Signed: Claude Imbeau

Vice-President, General Counsel and Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: January 28, 2003